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                              July 20, 2023

       Jack K. Heilbron
       Chief Executive Officer
       Murphy Canyon Acquisition Corp.
       4995 Murphy Canyon Road, Suite 300
       San Diego, CA 92123

                                                        Re: Murphy Canyon
Acquisition Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed July 11, 2023
                                                            File No. 333-271903

       Dear Jack K. Heilbron:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 31, 2023 letter.

       Amendment No. 1 to Registration Statement on Form S-4

       Questions and Answers about the Business Combination and Proposals
       Q. How is the payment of the deferred underwriting commissions..., page
11

   1. We note that the chart on this page shows the total deferred underwriting commission at the 100% redemption
scenario is equal to 1% of the cash left in the trust account following redemptions.
We also note that footnote (1) to this chart states that you will not have enough cash in
your trust account to pay the full deferred underwriting
                                                        commission due in the
100% redemption scenario. Please reconcile.
 Jack K. Heilbron
FirstName  LastNameJack   K. Corp.
                             Heilbron
Murphy Canyon    Acquisition
Comapany
July       NameMurphy Canyon Acquisition Corp.
     20, 2023
July 20,
Page  2 2023 Page 2
FirstName LastName
Opinion of ValueScope
ValueScope, page 59

2. We note you have reinstated the statement on page 59 that ValueScope's reports and opinions "have been reviewed by the SEC, Internal Revenue Service and United States
         Department of Justice". Therefore, we reissue comment 20 of our March 1, 2023, comment letter, and ask that such statement be removed as it implies approval of such reports and opinions by the named agencies, which is not the case. Comparable Public Companies Selected for Beta Analysis, page 63

3. We note your response to prior comment 6 and reissue in part. Please revise to explain how ValueScope considered any differences in the size and current scale of operations in their analysis. For example, clearly disclose that ValueScope included a 1.21% small stock risk premium to Conduit's cost of equity, as you have done in your response. Please also discuss here, or wherever appropriate, how the board considered these factors when reviewing the fairness opinion provided by ValueScope and in approving the business combination.
Opinion of ValueScope, Inc.
Sum of the Parts DCF Analysis, page 65

4. We note that you have updated the Probability of Success by Stage for Therapeutic Areas
         and the Sum of the part DCF Analysis, which resulted in an updated total value of clinical assets to be $851.6 million. Please explain to us the underlying drivers for the changes you made to these tables comparing to your previous valuation report. In your response, please specifically address changes for Hashimoto's Thyroiditis, and others with a significant increase in value. Additionally, please help us understand whether and how your sum of the parts DCF analysis considered the research and development costs associated for these therapeutic areas.
The Business Combination Proposal
Background of the Business Combination, page 72

5. Please revise your disclosure to further discuss the factors that resulted in
         Conduit's valuation increasing to $779,000,000, namely how the de-prioritization of funding and development of AZD1656 for Covid-19 impacted the valuation and the developments in the therapeutics areas of interest to Conduit that resulted in the increase.
Unaudited Pro Forma Condensed Combined Financial Information, page 94

6. Please revise the tables appearing on pages 97 and 98 to separately present the Private
         Placement Investor's shares.
 Jack K. Heilbron
FirstName  LastNameJack   K. Corp.
                             Heilbron
Murphy Canyon    Acquisition
Comapany
July       NameMurphy Canyon Acquisition Corp.
     20, 2023
July 20,
Page  3 2023 Page 3
FirstName LastName
Our Strategy, page 146

7. We note your response to our prior comment 17. We also note that your disclosure throughout the Business section continues to assert your plans to out-license your product candidates "following successful clinical trials." Please revise your disclosure to make clear that there is no guarantee that clinical trials will be successful and that you may not be successful in finding third party partners to license your clinical assets to.
Our Initial Pipeline: AZD1656 and AZD5904, page 150

8. Please revise the table titled "Current Asset Development Stage" to include columns for
         Phase II and Phase III so that it is clear to investors what development stages still need to be completed prior to commercialization. Although we note Conduit's business strategy is only to develop assets to Phase II, the table should provide a complete picture of the stages remaining prior to commercialization.
AZ1656 in Autoimmune Diseases, page 151

9. Please remove your statement implying that AZD1656 may be able to help maintain a pregnancy for longer, reduce the number of babies that are born prematurely and reduce the costs associated with preterm labor as this statement appears premature given the current development status. Alternatively, please provide support for this statement.
Annex D, page D-1

10. Please revise to include the fairness opinion dated November 4, 2022 as well as the opinion dated June 26, 2023.
General

11. We note you have removed all disclosure related to unaudited Conduit projections from the prospectus. Please confirm that these projections were not considered by the board in approving the transaction. In the event the projections were considered, please reinstate this disclosure and revise to respond to our prior comment 7.
       You may contact Li Xiao at 202-551-4391 or Mary Mast at 202-551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact
Tyler Howes at 202-551-3370 or Laura Crotty at 202-551-7614 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of Life
Sciences
cc:      Avital Perlman, Esq.